SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a—16 OR 15d—16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

SkyePharma PLC

(Translation of registrant’s name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SkyePharma PLC

By:	/s/ Douglas Parkhill

Name:	Douglas Parkhill
Title:	Company Secretary

Date: April 15, 2005

For Immediate Release	15 April 2005

SkyePharma PLC (“the Company”)

Notification of Major Interest in Shares

In accordance with the Companies Act 1985 (as amended) the Company was informed on 15th April 2005 that, following a series of market making transactions on 13th April 2005 by Dresdner Kleinwort Wasserstein Securities Limited (“DrKWSL”), Allianz AG and its subsidiaries, which include DrKWSL, had increased their notifiable interest to 46,875,141 Ordinary Shares, representing 7.5% of the issued share capital of the Company. These Ordinary Shares are registered in the name of DrKWS Nominees Limited.

On 15th April 2005 the company was also informed, in accordance with the Companies Act 1985 (as amended), that following the disposal of 10,668,730 of the Company’s Ordinary Shares on 13th and 14th April 2005 Standard Life Investments no longer held a notifiable interest in the Company.

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